

# Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a





11 August 2003



*SECURITIES & EXCHANGE COMMISSION*
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

**By Fax: 1 202 942 9624** **1 page to follow**

***Re: Rule 12g3-2(b) (82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

***Document Description / Date***
Announcement of Record Date
dated 16 July 2003



Yours faithfully

**M P WRIGHT**
Executive Director

dlw 8/11



# Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

16 July 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

**ANNOUNCEMNT OF RECORD DATE**

On 18 June 2003, Herald announced (copy attached) that unlisted subsidiary Corona Gold Limited will undertake an issue of shares at $0.01 each on a non – renounceable entitlement basis to Herald shareholders registered on a record date to be advised.

That record date has now been set at 22 August 2003.

Yours faithfully

**M P WRIGHT**
**Executive Director**

Enc:



# Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

11 August 2003

*SECURITIES & EXCHANGE COMMISSION*
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

**By Fax: 1 202 942 9624** **page to follow**

***Re: Rule 12g3-2(b)*** ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

***Document Description / Date***
Placement of Shares/Fourth Quarter Activities
dated 22 July 2003

Yours faithfully

**M P WRIGHT**
Executive Director



**Herald Resources Limited**

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

22 July 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

**RE: PLACEMENT OF SHARES**

Herald is pleased to announce that it has agreed to place 7m ordinary shares at $0.44 each, raising proceeds of $3.08m.

The shares were placed with a number of European institutional investors for no fee.

Please see attached Appendix 3B for further details of the issue. The new shares will be issued on 25 August 2003, and hence will not qualify for the previously announced Corona Gold Ltd entitlement.

Yours faithfully

**M P WRIGHT**

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872



**Herald Resources Limited**

ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

11 August 2003

*SECURITIES & EXCHANGE COMMISSION*
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA



**By Fax: 1 202 942 9624** **page to follow**

***Re: Rule 12g3-2(b) (82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

***Document Description / Date***
Placement of Shares/Fourth Quarter Activities
dated 22 July 2003

Yours faithfully

**M P WRIGHT**
Executive Director



# Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

22 July 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

**RE: PLACEMENT OF SHARES**

Herald is pleased to announce that it has agreed to place 7m ordinary shares at $0.44 each, raising proceeds of $3.08m.

The shares were placed with a number of European institutional investors for no fee.

Please see attached Appendix 3B for further details of the issue. The new shares will be issued on 25 August 2003, and hence will not qualify for the previously announced Corona Gold Ltd entitlement.

Yours faithfully

**M P WRIGHT**

Enc:

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| HERALD RESOURCES LTD |
|---|

ABN

| 15 008 672 071 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary fully paid shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 7,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Ordinary fully paid shares |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $0.44 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | To further the Company's activities and general working capital purposes. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 25 August 2003 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 59,263,497 | Ordinary f.p. |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 590,000<br>60,000<br>445,000<br>230,000 | Options 30/9/03 @ $0.45<br>Options 8/12/03 @ $0.29<br>Options 7/4/05 @ $0.35<br>Options 23/1/07 @ $0.29 |
| | | | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | N/A |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 22 July 2003
(Director/Company secretary)

Print name: Michael Wright.....................................................

== == == == ==

+ See chapter 19 for defined terms.



# HERALD RESOURCES LIMITED

## QUARTERLY REPORT
## 30 JUNE 2003

***CURRENT PROJECTS & HIGHLIGHTS***



- **BASE METALS**
  **Dairi**
  - Pre-feasibility study completed
  - Key numbers pre – tax:
    - operating cashflows of $US228M
    - IRR of 31% p.a.
    - Geared return in equity of 52% p.a.

- **GOLD**
  **Meluak**
  - Shareholders to receive entitlement to shares at 1¢ in new company Corona Gold Ltd.
  - Macquarie Bank have the right to invest up to $10M in Corona, providing funds for exploration

  **Coolgardie**
  - Gold production set to improve

- **CORPORATE**
  - Placement to European institutions to raise $3.1M.

***CORPORATE DIRECTORY***

Registered & Head Office
Level 3/50 Colin Street
WEST PERTH WA 6005
Tel: (61 8) 9322 2788
Fax: (61 8) 9481 1669
Email: hrl@herald.net.au

Share Capital
59.2M ordinary shares
1.3M options

Directors
T M Allen (Chairman)
M P Wright, BBus
G Hutton, BSc (Hons), FAusIMM

Managing Director
T M Allen

Company Secretary/Executive Director
M P Wright

**www.herald.net.au**



## *BASE METALS*

**DAIRI ZINC/LEAD PROJECT**
Herald 80%
PT Aneka Tambang ("Antam") 20%


DAIRI
KALIMANTAN
INDONESIA
TIMOR
IRIAN JAYA

**PRE-FEASIBILITY STUDY**

**Financial Model**

Herald is pleased to announce the results of the Dairi Zinc/Lead Project Pre-Feasibility Study.

The base case in the Study provides a positive cash flow outcome based on 1mt per annum operation for 6.4 years on mineable ore reserves at the Anjing Hitam deposit. Additional resources at the project outside of the Anjing Hitam deposit total 9mt, but have not been considered in the Study.

Net operating pre-tax cashflows are US$228M before capital costs, which have been estimated at US$83M. Assumed metal prices have been conservative, being much lower than long-term estimates from a number of reputable forecasters, and estimates for the cost of the processing facilities include a 20% contingency.

The Dairi project shows a robust pre-tax IRR (internal rate of return) of 31%. With 70% gearing, pre-tax return on equity is 52%.

Total cash operating costs have been estimated at US$0.30 per pound zinc equivalent.


BASE METALS

## FINANCIAL ANALYSIS SUMMARY

A more complete summary of the base-case Dairi Study Financial Analysis is as follows. All monetary amounts are expressed in US$ and all figures are 100% project totals.

| **Key Parameters** | **Quantity** | **Zinc** | **Lead** | **Note** |
|---|---|---|---|---|
| Mining reserves | 6.32 million tonnes | 16% | 10% | (1) |
| Mining and treatment rate | 1.00 million tonnes p.a. | | | |
| Life of Anjing Hitam deposit | 6.4 years | | | |
| Metal prices | | $885 | $520 | (2) |
| Metallurgical recoveries into concentrate | | 86.6% | 79.4% | |
| Net metal payable | | 85% | 95% | |
| **Revenues and Operating Costs** | | | | (3) |
| Gross metal values | 904.4M | | | |
| | | | | (4) |
| On – site operating costs | 271.1M | | | |
| Government fees and charges (excl. income tax) | 20.7M | | | |
| Total metal realisation costs | 384.1M | | | |
| | 676.2M | | | |
| Net operating cash flow | US$228.2M | | | |
| Total cash operating costs (US$) | 30 cents/lb zinc equivalent | | | |
| **Capital Costs** | | | | |
| Mining pre – production costs | $16.9M | | | |
| Plant and infrastructure | $60.8M | | | (4), (5) |
| Owners' costs | $5.6M | | | |
| TOTAL INTIAL CAPITAL | US$83.2M | | | |

| **Financial Information** | **Pre - Tax** | **After - Tax** | **Note** |
|---|---|---|---|
| Total net project cashflow | US$145.3M | US$102.8M | |
| DCF Calculations | | | |
| Ungeared | | | |
| Net present value @ 10% | US$60.7M | US$36.0M | (6) |
| Internal rate of return | 31.3% | 23.2% | |
| Payback period | 2.8 years | 3.3 years | |
| Geared | | | (7) |
| Net present value @ 10% | US$59.6M | US$38.7M | |
| Return on equity | 51.7% | 38.6% | |
| Equity recovery period | 2.3 years | 2.9 years | |
| Minimum interest coverage | 5.8 times | | |



# *BASE METALS*

**Notes**

1) Mineable reserves are those tonnes believed to be extractable from the Anjing Hitam deposit only. No extension of mine life has been assumed from the conversion of other existing resources to reserves, or from further exploration success.
2) Metals prices are flat for the life of the project and have been calculated from a weighted average of:
   - 50% hedged prices using the forward curve of the London Metals Exchange
   - 50% spot prices, using the bottom end of consensus forecasts of a number of investment banks and reputable metals price forecasters.
3) Operating costs are flat and have not been escalated.
4) Operating costs include an estimate for sustaining capital expenditure.
5) Plant capital costs include all offsite roads and port facilities, and include a contingency factor of 20%.
6) A discount rate of 10% has been used, which approximates Herald's weighted average cost of capital.
7) A gearing ratio of 70% debt, 30% equity has been used in the geared case. Debt is assumed to be repaid in equal instalments over 3.5 years, and all borrowing costs (including political risk insurance) have been accounted for.

**Development Model**

The Prefeasibility Study was completed in June – somewhat delayed due to increased detail being applied in most disciplines. The overall development, at this stage, entails mining the Anjing Hitam main mineralised horizon (MMH) only, with **6.324Mt @ 16.0% Zn, 9.9% Pb or 21.5% Zn equivalent** (from current measured and indicated resources of 7.1Mt @ 16.6% Zn, 10.2% Pb) being extracted and processed in a 1 Mt/yr flotation concentrator to produce separate zinc and lead concentrates to be trucked to Belawan, the port of Medan, for shipment to overseas smelters.

The underground mining scheme proposed is Drift and Fill with stope dimensions being dictated by local hanging wall condition. Primary and secondary stope cuts are extracted, and cyclical cemented paste tailings backfilling is carried out. This provides ground support and places the majority of treatment tailings back underground, **thereby being environmentally friendly.**

**The plant design is fairly standard** for "sedex" type massive sulphides with two stage crushing and primary ball mill grinding to 80% passing 35 micron (the comminution scheme may be modified as a result of testwork during Bankable Feasibility Study); then pre-flotation to remove carbonaceous material. Lead rougher flotation concentration is followed by regrind in a vertical sand detritor mill to 80% passing 18 micron then lead cleaner flotation concentration. The tailings go to zinc rougher flotation, a similar regrind and then cleaner flotation. Overall zinc recovery is 87% into a 56% Zn concentrate and lead recovery is 79% into a 61.5% Pb concentrate.

About **230,000t/yr Zn concentrate and 135,000t/yr Pb concentrate** would be trucked 190km to Medan's port of Belawan for shipment to overseas smelters. Concentrates should not attract penalty and standard 85% payment for zinc in zinc concentrates and 95% payment for lead in lead concentrates has been assmuned in financial modelling. There has been no allowance made for payable silver in the lead concentrates although it might be possible to separately stockpile and treat higher silver grade ore from parts of the deposit to gain silver credit.



## *BASE METALS*

The **total payable metal** estimated for the life of mine is about **745,000t zinc and 471,000t lead**.

**Exploration for additional mill feed** would take place throughout the Sopokomil dome during production, starting at the Lae Jehe deposit, 500m from the proposed plant site, **where current inferred resources total 8.2Mt @ 7.7% Zn, 4.1% Pb.**

Overall, the decision to initially target the high grade Anjing Hitam deposit as the subject for the Prefeasibility Study has been vindicated and Herald can go forward more or less seamlessly to complete a Bankable Feasibility Study. **This is expected to occur over the next 6 – 9 months, concurrently with discussions with financiers and offtake groups.**



*GOLD*

**MELUAK GOLD PROJECT**
**(Herald Benefical Interest 100%)**


MEDAN
MELUAK
KALIMANTAN
INDONESIA
IRIAN JAYA
TIMOR

**CORPORATE**

As previously announced, Herald has obtained **some highly encouraging initial gold sampling results from this new discovery**, located in the Gayo Lues regency in Sumatra. In addition, recent assay results obtained from the latest soil geochemistry survey have **significantly increased the area of anomalism** from that reported in the March quarterly report. Please see attached updated plan.

In order to provide funding for further exploration on Meluak, Herald proposes the following:

1) Unlisted subsidiary Corona Gold Limited, ("Corona") will acquire a 100% interest in the Meluak Gold Project from Herald for $0.5m on a deferred settlement basis. Herald presently owns 100% of the issued capital of Corona, which comprises 10m shares.

2) Corona will undertake an issue of shares at $0.01 each on a non-renounceable priority 1 for 2 entitlement basis to Herald shareholders who are registered on a record date of 22 August 2003. This issue will raise approximately $260,000 before costs, and will increase Corona's total issued capital to approximately 36m shares.

3) Leading investment bank Macquarie Bank Ltd ("MBL"), has agreed to enter a subscription agreement with Corona whereby for $300,000 MBL will subscribe for 2,000,000 shares in Corona, equal to approximately 5% of Corona at that time. Under the subscription agreement MBL will also have the right to participate in future fundraisings of Corona as follows:

   - MBL to have the first right of refusal to receive a placement of up to 7,150,000 shares in Corona at $0.20 each, raising approximately $1,400,000 and taking MBL to 19.9% of Corona; and

   - MBL to have the first right of refusal to underwrite an aggregate amount of $10,000,000 of future capital raisings by Corona.

**The Directors are very pleased to attract on favourable terms an equity partner of the calibre of Macquarie Bank to facilitate the further advancement of the promising Meluak Gold Project.**



*GOLD*

## EXPLORATION

Herald continued work on its SIPP permit (Prospecting Permit) of 10,620ha in the Meluak district of Gayo Lues Regency through April – May. Work was concentrated at the greater Siongal Ongal prospect area where significant extensions to the area of observed sulphidic/gossanous, vuggy silica altered volcanics +/- limestone were located. Gridding, mapping and soil sampling were continued and by this time several zones of auriferous mineralisation and anomalous soils have been delineated within an area of about 5 sq km. Within this, **the area delineated by the 50ppb gold in soil contour now stands at 114 ha, dominated by the Gajah Mas anomaly in the far east.**

Some of the anomalous zones are separated by more elevated spurs and the impression is gained that these are erosional highs of younger volcanics or else unaltered country rocks above a broader mineralised zone. It is quite difficult to envisage the geometry of the mineralised bodies - be they stratabound sheets, steeper fault controlled zones or large diatreme like bodies. Certainly there are NE-SW interpreted faults on the regional map sheet and these relate to the NW – SE Sumatran Fault System main strands.

**It is clear, however, that a major mineralised system exists here.** To explore this in the next stage a program of continued reconnaissance, followed by further gridding and sampling and a ground geophysics survey is intended. This will be followed by a program of RC and diamond drilling. Some preliminary metallurgical testwork will also be carried out.

The program is presently suspended pending security clearance to re-enter the area following imposition of martial law over the whole Aceh province. It is hoped that work will resume later in the September quarter.



## GOLD

340000mE 350000mE
430000mN 420000mN 410000mN

Rampong
GUMPANG
Gumpang
ALAS FAULT
LOKOP - KUTACANE FAULT
BR. WAIHLUP 2245
KEMBAR VOLCANIC CENTRE
BR. KEMBAR 2136
BR. MELUAK 1841
MELUAK
KORO A
TELENGAT
SIONGAL ONGAL GRID
SIONGAL ONGAL
Siongal Ongal
GAJAH MAS
Merpunge
Sn
Cu, Pb, Zn
1635
1119

MELUAK
Medan
Herald Dairi Project
SUMATRA
LOCATION MAP

|  |  |  |
|---|---|---|
| QUATERNARY | | Recent terrace-floodplain alluvials |
| | KEMBAR VOLCANIC COMPLEX | Intermediate volcanics, pyroclastics |
| | KUTACANE FM | Sands, gravels |
| TERTIARY | RAMPONG FM | Mixed sediments |
| | TAMPUR FM | Limestones |
| MESOZOIC | MARPUNGE GRANITE | Granitoids |
| | MESOZOIC GRANITOIDS | Undifferentiated-granitoids |
| PALEOZOIC | ALAS FM | Dominantly carbonates |
| | KLUET FM | Dominantly argillites |

- Village
- Bitumen Road
- JAG Mining SIPP boundary
- Fault
- Vuggy Silica Gold Prospect-Recent Discovery
- Other Mineral occurrence

Geology after GRDC Medan 1:250,000 Gelogy Sheet 1982

0 — 5 Km
1 : 125,000

JAG MINING CORP (L) LTD
HERALD RESOURCES LTD

MELUAK PROJECT
KABUPATEN GAYO LUES
DISTRICT GEOLOGY

| Compiled: T.W.M, R.P | Date: MARCH 2003 |
|---|---|
| Drawn: B.K, E.R.B. | Figure: |


GOLD

JAG MINING CORPORATION (L) LTD
HERALD RESOURCES LTD

MELUAK PROJECT
KABUPATEN GAYO LUES
SIONGAL ONGAL PROSPECT
SOIL GEOCHEMISTRY - GOLD PPB

200ppb Au
100ppb Au
50ppb Au
20ppb Au
5ppb Au

GAJAH MAS
TELENGAT
SIONGAL ONGAL

347500E
347000E
346500E
346000E
345500E
345000E
344500E

416500N 416000N 415500N 415000N 414500N 414000N

1:20,000
0m 500m 1000m

N



*GOLD*

## COOLGARDIE GOLD PROJECT (CGP)
**(Herald 50%)**


WESTERN
AUSTRALIA
PERTH

## OPERATIONS

| GOLD PRODUCTION | JUNE 2003 QUARTER | MARCH 2003 QUARTER |
|---|---|---|
| CGP Ore Mined | 189,366 tonnes | 162,618 tonnes |
| Grade | 1.9 g/t | 2.2 g/t |
| CGP Ore Milled | 196,553 tonnes | 88,928 tonnes |
| Grade | 2.0 g/t | 2.9 g/t |
| Recovery | 89.2 % | 95.3 % |
| Gold Production | 11,419 ozs | 7,915 ozs |

All underground production from Empress (30,125 tonnes at 5.38g Au/t) was derived from development. Delays in completion of the main ventilation rise to surface in turn delayed establishment of the second means of egress from the mine, which is a legal pre-requisite before stoping can commence. The ventilation rise was completed in the first week of July and stope production will commence later in the month.

Open cut production from Lindsay's was 159,241 tonnes at 1.19g Au/t. Low grade ore in addition to the original design was delineated and mined during the quarter and contributed to the lower headgrade.

Mill throughput was affected by poor availability of the grinding circuit in April and May due to a mill motor bearing failure and failure of the mill motor feed cable. In June, mill throughput at 101,000 tonnes exceeded nameplate capacity of 95,000 tonnes/month and this performance has continued into July.

Metallurgical recovery was lower than forecast due to lower feed grades and the loss of approximately 500 ounces of gold from the elution circuit due to a valve malfunction. The circuit has since been modified to eliminate the potential for further losses.

In addition to the owner ore, 53,944 tonnes of customer material were toll treated. As previously announced, Mines & Resources of Australia has advised the Coolgardie JV (CJV) that it will cease delivery of toll treatment ore at the end of the September quarter. The CJV plans to treat its own ore for the majority of the December quarter and is assessing toll treatment opportunities for 2004.



## GOLD

Unit costs were high during the quarter due to higher mill operating and maintenance costs, and expensing all overburden removal at Lindsay's whilst gold production remained low due to the delay to stoping at Empress.

The Empress development is close to completion, with mainly stope ore remaining to be mined. The better grade section of Lindsay's is now ready for mining, and design of the Greenfields open pit has commenced. It is expected that the improved mine grades from both Express and Lindsay's will result in a lower unit cost in the coming half.

**REVENUE & COSTS**

Herald delivered all of its share of production into forward sale contracts at $600 per ounce. In addition Herald received revenues from toll milling of customer ore, and payment from its joint venture partners for production from Lindsay's ore on a per/oz basis.

Herald's production costs for the quarter were as follows:

| | June 2003Quarter A$/oz | March 2003 Quarter A$/oz |
|---|---|---|
| Total Cash Cost | $926 | $697 |
| Total Production Costs | $1,038 | $801 |

**RESOURCE DEFINTION**

Forty-one holes were drilled for 2,831metres to assist with development layout and stope design at the Empress Underground Mine. Better results, illustrating the high grade nature of this relatively small resource include:

| Hole No: | Interval m | Grade g Au/t | Mine Grid Northing | RL m | Lode |
|---|---|---|---|---|---|
| ED071 | **2.86** | 7.1 | 9182 | 281 | Empress |
| ED072 | **1.08** | **92.1** | 9181 | 267 | Empress |
| ED075 | **0.70** | **63.5** | 9268 | 188 | Empress |
| ED078 | **1.92** | **12.1** | 9195 | 191 | Empress |
| ED082 | **3.62** | **8.0** | 9179 | 212 | Empress |
| ED090 | **1.42** | **21.8** | 9358 | 162 | Empress |
| ED093 | **7.20** | **8.8** | 9210 | 195 | Empress |
| ED098 | **0.75** | **26.7** | 9322 | 275 | East Lode |
| ED100 | **5.58** | **16.3** | 9308 | 266 | Granodiorite |
| ED103 | **12.08** | **12.3** | 9300 | 268 | Granodiorite |
| ED107 | **11.09** | **13.6** | 9317 | 208 | Granodiorite |
| ED108 | **9.31** | **10.4** | 9328 | 208 | Granodiorite |
| ED109 | **10.29** | **12.9** | 9327 | 198 | Granodiorite |
| ED109 | **3.36** | **6.4** | 9326 | 191 | West Lode |
| ED111 | **15.76** | **5.5** | 9298 | 286 | Granodiorite |
| ED111 | **0.61** | **85.0** | 9279 | 284 | East Lode |
| ED112 | **0.96** | **62.2** | 9281 | 287 | East Lode |
| ED118 | **0.92** | **73.6** | 9296 | 288 | East Lode |


GOLD

Underground exploration drilling at Empress designed to target the depth extensions of the East Lode, West Lode, and Empress North below 140mRL (the base of the current mine model) commenced. Results to date indicate that both the East and West lodes continue below 140mRL, with a steep south plunge for West Lode and moderate north plunge for East Lode persisting. An encouraging granodiorite intercept of 16.33m @ 3.79g Au/t was returned some 130m below the Granodiorite Lode resource. This lode is open at depth and has potential to develop into a new stockwork position.

Better results are shown below:

| Hole No: | Interval m | Grade g Au/t | Mine Grid Northing | RL m | Lode |
|---|---|---|---|---|---|
| ED092 | **0.91** | **36.5** | 9370 | 127 | East Lode |
| ED127 | **3.95** | **6.3** | 9281 | 74 | West Lode |
| ED134 | **16.37** | **3.8** | 9340 | 58 | Granodiorite |

## EXPLORATION - REGIONAL

Several programs of exploration drilling targeting high-grade vein and stockwork positions at Flagstaff, Perseverance and Big Blow were carried out.

At Flagstaff, drilling at depth below historic high-grade vein workings intersected a number of strong quartz-sulphide lodes similar to Empress. Gold intercepts to date have been of moderate grade, with a best result of 2.6m @ 7.75g Au/t.

First-pass holes were competed on 40m spaced sections at the Perseverance prospect, which is located 425m north of Empress underground development. Significant veining and alteration was intersected in several holes with a best result of 9m @ 9.02g Au/t. Two follow-up holes returned 2m @ 6.80g Au/t in the vein structure, and diorite hosted stockwork mineralisation to 5m @ 6.80g Au/t. The mineralisation in diorite indicates the potential to locate Empress Mine style resources at this prospect. Additional drilling will be carried out to define shoot dimensions.

At Big Blow, shallow oxide drilling confirmed that significant mineralisation extends close to surface, particularly to the north of historic stoping. Drilling was carried out on a 20m x 20m pattern in the mineralised areas, with best results of 13m @ 4.41g Au/t, 5m @ 7.96g Au/t and 11m @ 4.03g Au/t. Deeper drilling to test plunge continuity of mineralisation intersected up to 8m @ 6.08g Au/t in the main breccia lode, while vein stockwork to the east of the lode returned results to 5m @ 11.55g Au/t and 9m @ 7.31g Au/t in core hole BB022RD. The system remains open at depth and additional drilling will be carried out during Q3.

## RESOURCES AND RESERVES

The resource and reserve position at the Coolgardie Project is being re-evaluated during the September quarter.

N.B. The above information in Operations, Resource Definition, Exploration, Resources & Reserves is based on reports provided by MPI Mines Ltd, managers of the Coolgardie Gold Project.



*GOLD*

## SANDSTONE GOLD PROJECT EXPLORATION
**(Herald 40% diluting)**


WESTERN
AUSTRALIA
SANDSTONE
PERTH

Troy Resources NL are fully funding the current exploration programme as Herald is diluting its interest in the Sandstone JV.

Significant drill results are presented in Appendix 2.

**EDALE**

Indomitable North, Piper, Tigermoth West and Sandstone North

RAB/RC drilling programmes (23 holes for 1,334m) were completed in the Indomitable – Tigermoth West area which is part of the Cessna-Indomitable structural corridor.

Further RAB drilling at Indomitable North was completed to determine the orientation of mineralisation around an earlier intercept of 14m @ 2.75g/t Au in hole TAR341. Current drilling intersected low grade mineralisation suggesting that the zone of interest has a confined strike length.

One RC drill hole at Piper was drilled beneath a strong laterite anomaly. The drill hole intersected 5m @ 1.00g/t Au in the laterite and 5m @ 0.52g/t Au associated with quartz veining in BIF/jaspilite from 70-75m. Further drilling to delineate a laterite resource in this area is warranted.

At Tigermoth West, RAB drilling encountered weak gold mineralisation confirming a broad NE-SW geochemical trend open along strike. The best intersection was:

TAR351 2m @ 7.6g/t Au from 30-32m.

Two aircore holes and two RC holes were drilled to test open positions in the resources at Sandstone North. The best results were:

TRC089 5 m @ 3.19g/t Au from 90-95m
TRC090 10m @ 2.76g/t Au from 110-120m

**RAFFERTYS**

Two traverses of vertical RAB holes (8 holes for 435m) were completed over 3 weak geochemical anomalies defined by a soil sampling programme. Only one weak value of 5m @ 0.31g/t Au was intercepted in hole TVR1419 in minor quartz veining in hematitic high magnesian basalt.

N.B. The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.



*GOLD*


WESTERN
AUSTRALIA
MONTAGUE
CRATER

## MONTAGUE GOLD PROJECT
**(Herald 15%, free carried)**

During the quarter, drilling tested the Airport prospect - 37 holes for a total of 1,419m of RAB drilling were completed. Significant drill results are presented in Appendix 3.

### Airport (M 57/98, M57/99)

The recent drilling tested the Rosie North, Bullseye and Pannikin prospects and a new structural target known as S Bend which located 500m north of Rosie North on he Airport trend. The southern line at S Bend made the following high grade intersection:

| | |
|---|---|
| GRB1662 | 10m @ 10.48g/t Au (5-15m) |

Holes drilled at 200m and 400m intervals to the north of this hole returned anomalous gold mineralisation (5m @ 0.21g/t Au and 5m @ 0.12g/t Au). The gold mineralisation is associated with a basalt-granodiorite contact and is structurally and stratigraphically along strike from the Rosie North prospect.

Drilling at Rosie North extended mineralisation a further 25m northwards with the following intersections:

| | |
|---|---|
| GRB1659 | 22m @ 1.02g/t Au (20-42m) |
| GRB1656 | 1m @ 4.88g/t Au (15-16m) |

At Bullseye, drilling returned 14m @ 0.49g/t Au from 30m in GRB1648. This mineralisation reflects the northward continuation of the Bullseye trend which now extends for about 300m.

At Pannikin 6 holes intersected further quartz veining with anomalous gold mineralisation including 5m @ 1.31g/t Au in GRB1679 from 35m.

A 1,250m RAB drilling programme commenced in early June to test various prospects. Results are awaited.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

## CRATER GOLD PROJECT
**(Herald 20%, free carried)**

A 1,200m RAB drilling programme commenced in early June to test the Crater and Barrelmaker areas. Results are awaited.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.



*GOLD*

## Whistler
**(Gateway 85%, Herald 15%)**

The company has completed a preliminary estimate of the underground gold resource at Whistler. The resource was calculated by independent consultants Hellman & Schofield Pty Ltd.

A diluted, potentially mineable resource was estimated using a minimum horizontal width of approximately 2 metres. An Inferred mineable resource in polygons with average grade > 3g/t gold was calculated as:

106,000 tonnes @ 7.5g/t gold (uncut) or ~26,500 ounces.
106,000 tonnes @ 5.7g/t gold (cut-topcut 15g/t) or ~20,140 ounces.

Initial studies indicate the resource is uneconomic at current gold prices. The company will investigate additional target zones parallel to the Whistler structure that may improve the economics of the resource.



*GOLD*

## MOUNT DAVID GOLD/COPPER PROJECT
**(Herald 100%)**


NEW SOUTH WALES
SPRINGFIELD
MT DAVID
SYDNEY

The 251 km$^2$ Mount David Project consists of two exploration licences in the Oberon – Rockley – Mount David area of NSW.

The statutory annual technical reports were lodged for this Project. It was decide to relinquish the areas on the eastern side of the tenement block as the previous exploration had failed to yield sufficiently encouraging results. The retained western portion of the tenements, covering a total of 163 km$^2$, still contains soil/air core gold/copper anomalies that have received no follow up work. It is planned to RAB/RC drill test these anomalies in the year ahead.

## SPRINGFIELD GOLD PROJECT
**(Herald 100%)**

The Springfield Project is contained within an EL of 139 km$^2$ located between Gulgong and Mudgee. The Project contains a previously estimated uneconomic inferred resource of 1.4Mt at 1.4g/t Au (63,000 oz Au contained) at the Springfield prospect.

Data compilation and review was carried out. It is planned to further test the strike extensions of the Springfield resource area with further soil sampling and RAB/RC drilling during the coming year.





## BALFOUR PROJECT, NW TASMANIA

### Herald Right to Negotiate

Herald has entered into an agreement with New Challenge Resources Pty Ltd ("NCR") giving it exclusive rights to negotiate, for a period of 6 months, an option to purchase 95% equity in the 110km$^2$ mining tenement EL 4/2002, situated in the Balfour region in NW Tasmania. Herald has access to a large database of information compiled by NCR.

The EL covers 17km of the 35km strike length of the Balfour Copper Belt. New discovery potential has been enhanced by an electromagnetic survey, flown in early 2002 by the Tasmanian Government, which defined specific drill target conductors. The principal EM targets are located adjacent to the best known mineralisation.

Conceptually, the Proterozoic geology in the Balfour area is prospective for major sediment hosted copper and zinc-lead deposits. The district is one of the most mineralised in Tasmania with the presence of copper, zinc, lead and tin-tungsten occurrences and anomalies.

The district falls within one the Tasmanian Government's Strategic Prospective Zones which are backed by legislation that provides strong guarantees to mineral explorers.



## CORPORATE

### PLACEMENT OF SHARES

Herald has agreed to place 7m ordinary shares at $0.44 each, raising proceeds of $3.08m.

The shares were placed with a number of European institutional investors for no fee.

The new shares will be issued on 25 August 2003, and hence will not qualify for the Corona Gold Ltd entitlement.

### GOLD PRICE PROTECTION/INCOME GENERATION

At 30 June 2003, the Herald Group held the following positions.

| TYPE | HEDGING (ozs) | CONTINGENT | SALE/STRIKE PRICE | MATURITY |
|---|---|---|---|---|
| Fixed forwards | 50,615 | | $601 | July 03 – Feb 05 |
| Call options sold | | 25,000 | $600 | Mar 05 – Mar 06 |
| Call options sold | | 10,000 | $650 | June 06 |
| | 50,615 | 35,000 | | |

**M P WRIGHT**
**Executive Director**

*NOTE: Sections of the information contained in this report pertaining to mineral resources are based on information compiled y or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.*

*NOTE: The resource estimate for Whistler deposit has been undertaken by Mr Gary Brabham of Hellman & Schofield Pty Ltd. Mr Brabham is a corporate member of the Australasian Institute of Mining and Metallurgy. He has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking, to qualify as a Competent Person as defined in the 1999 release of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Brabham consents to the inclusion of the information in the report in the form and context in which it appears.*



# APPENDIX 1
# COOLGARDIE GOLD PROJECT
# SIGNIFICANT DRILLING INTERCEPTS

**RC/Diamond Drilling**
**Significant Intersections**
**(>1.0 g/t Au)**

| Hole No. | Grid North | Grid East | Dip/ Azimuth | Total Depth (m) | From (m) | To (m) | Interval (m) | Grade (g/t Au) | Lode |
|---|---|---|---|---|---|---|---|---|---|
| **Perseverance** | | | | | | | | | |
| TNG1754R | 9918.7 | 5230.7 | -60/090 | 160 | 117 | 118 | 1 | 2.05 | PW1 vein |
| TNG1758R | 9918.6 | 5200.6 | -60/090 | 238 | 154 | 159 | 5 | 6.8 | Diorite |
| | | | | | 162 | 171 | 9 | 2.95 | Diorite |
| | | | | | 179 | 181 | 2 | 6.8 | Percy vein |
| **Flagstaff** | | | | | | | | | |
| FL001R | 60.1.3 | 10116.8 | -70/315 | 206 | 172 | 173 | 1 | 1.52 | Greenmount |
| | | | | | 175 | 176 | 1 | 2.5 | Greenmount |
| FL002R | 656.3 | 10119.9 | -73/296 | 210.2 | 138.4 | 141.2.6 | 2.6 | 7.75 | Greenmount |
| FL004R | 681.2 | 10116.3 | -69/315 | 210 | 177 | 180 | 3 | 1.03 | Greenmount |
| | | | | | 194 | 196 | 2 | 1.7 | Greenmount |
| FL006R | 437.5 | 10066.4 | -60/315 | 90 | 80 | 83 | 3 | 2.27 | Greenmount |
| FL010R | 565.5 | 10063.2 | -66/315 | 88 | 38 | 41 | 3 | 3.44 | Flagstaff |
| **Big Blow** | | | | | | | | | |
| BB021R | 6571621 | 325415.5 | -58/270 | 150 | 115 | 119 | 4 | 1.39 | East S'work |
| | | | | | 124 | 132 | 8 | 6.08 | Main Lode |
| BB22RD | 6571721 | 325467.2 | -60/270 | 221 | 144 | 149 | 5 | 11.55 | East S'work |
| | | | | | 160.3 | 161.5 | 1.2 | 6.15 | East S'work |
| | | | | | 172 | 181 | 9 | 7.31 | East S'work |
| | | | | | 178 | 181 | 3 | 16.88 | East S'work |
| BB023.R | 6571601 | 325416.4 | -53/270 | 160 | 83 | 87 | 4 | 4.26 | E porphyry |
| | | | | | 114 | 115 | 1 | 3.19 | Main Lode |
| | | | | | 119 | 120 | 1 | 3.7 | Main Lode |
| BB024RD | 6571561 | 325356 | -59/270 | 48 | 6 | 8 | 2 | 2.48 | E porphyry |
| | | | | | 32 | 33 | 4.62 | 2 | Main Lode |
| BB026R | 6571641 | 325387.3 | -50/270 | 66 | 36 | 46 | 10 | 2.05 | Main Lode |
| BB027R | 6571642 | 325370.2 | -50/270 | 36 | 9 | 11 | 2 | 3.86 | |
| | | | | | 17 | 18 | 1 | 3.82 | |
| | | | | | 25 | 26 | 1 | 28.6 | Main Lode |
| BB028R | 6571739 | 325405.5 | -50/270 | 54 | 40 | 49 | 9 | 1.83 | Main Lode |
| BB029R | 6571781 | 325403.9 | -50/270 | 42 | 14 | 25 | 11 | 3.78 | Main Lode |
| | | | | | 36 | 46 | 4 | 1.78 | Main Lode |
| BB031R | 6571821 | 325415.2 | -60/270 | 40 | 31 | 37 | 6 | 3.18 | Main Lode |
| BB032R | 6571821 | 325426.6 | -59/270 | 60 | 31 | 37 | 6 | 2.16 | Main Lode |
| | | | | | 42 | 48 | 6 | 4.96 | Main Lode |
| BB033R | 6571861 | 325420.1 | -60/270 | 36 | 19 | 20 | 1 | 1.44 | Main Lode |
| BB035R | 6571719 | 325354.6 | -60/090 | 55 | 27 | 35 | 8 | 1.25 | W S'work |
| | | | | | 39 | 40 | 1 | 1.54 | Main Lode |



| RC/Diamond Drilling<br>Significant Intersections<br>(>1.0 g/t Au) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Hole No. | Grid North | Grid East | Dip/ Azimuth | Total Depth (m) | From (m) | To (m) | Interval (m) | Grade (g/t Au) | Lode |
| | | | | | 43 | 45 | 2 | 1.14 | Main Lode |
| BB036R | 6571762 | 325371.5 | -50/00 | 40 | 1 | 3 | 2 | 1.48 | W S'work |
| | | | | | 15 | 20 | 5 | 7.96 | Main Lode |
| | | | | | 32 | 34 | 2 | 2.45 | E S'work |
| BB037R | 6571762 | 325367 | -60/090 | 60 | 24 | 28 | 4 | 1.83 | W S'work |
| | | | | | 32 | 40 | 8 | 2.54 | Main Lode |
| | | | | | 43 | 55 | 12 | 2.91 | Main Lode |
| BB038R | 6571661 | 325367.7 | -60/270 | 30 | 9 | 10 | 1 | 6.95 | Main Lode |
| BB039R | 6571681 | 325378.5 | -60/270 | 36 | 10 | 15 | 5 | 1.31 | W S'work |
| BB040R | 6571701 | 325374 | -60/270 | 30 | 4 | 6 | 2 | 4.15 | W S'work |
| | | | | | 14 | 15 | 1 | 2.1 | Main Lode |
| BB041R | 6571712 | 325384.8 | -55/310 | 20 | | | | STOPE | |
| BB042R | 6571801 | 325403.2 | -60/270 | 30 | 19 | 30 | 11 | 4.03 EOH | Main Lode |
| BB043R | 6571802 | 325415.1 | -60/270 | 48 | 21 | 24 | 3 | 4.06 | Main Lode |
| | | | | | 32 | 35 | 3 | 2.42 | Main Lode |
| | | | | | 41 | 43 | 2 | 1.62 | Main Lode |
| BB044R | 6571801 | 325426.3 | -60/270 | 75 | 43 | 56 | 13 | 4.41 | Main Lode |
| BB047R | 6571841 | 325427 | -60/270 | 54 | 23 | 27 | 4 | 2.53 | E S'work |
| | | | | | 52 | 53 | 1 | 11 | W S'work |
| BB048R | 657141 | 325427.1 | -58/271 | 102 | 77 | 83 | 6 | 1.61 | Main Lode |
| BB049R | 6571721 | 325442.1 | -57/271 | 150 | 123 | 126 | 3 | 1.98 | Main Lode |

Data as supplied by MPI Mines Ltd


GOLD

# APPENDIX 2
# SANDSTONE GOLD PROJECT
# SIGNIFICANT DRILLING INTERCEPTS

**Sandstone JV**
**Significant Aircore/RAB Intersections**
**(>0.5 g/t Au)**

| Hole ID | AMG East | AMG North | Dip/ Azimuth | Depth (m) | From (m) | To (m) | Length (m) | Grade g/t |
|---|---|---|---|---|---|---|---|---|
| **Tigermoth West** | | | | | | | | |
| TAR348 | 732092 | 6890390 | -60/100 | 70 | 35 | 37 | 2 | 1.28 |
| TAR349 | 732124 | 6890487 | -60/090 | 61 | 46 | 48 | 2 | 2.06 |
| TAR351 | 732173 | 6890487 | -60/100 | 78 | 30 | 32 | 2 | 7.60 |
| **Indomitable North** | | | | | | | | |
| TAR352 | 733219 | 6892852 | -60/180 | 100 | 0 | 10 | 10* | 0.90 |
| **Piper** | | | | | | | | |
| TRC087 | 733481 | 6891849 | -60/090 | 90 | 5 | 10 | 5* | 1.00 |
| **Sandstone North** | | | | | | | | |
| TAR367 | 726401 | 6908329 | -60/090 | 54 | 25 | 35 | 10* | 0.71 |
| TRC089 | 726343 | 6908400 | -60/090 | 137 | 90 | 95 | 5* | 3.19 |
| | | | | | 135 | 137 | 2* | 0.85 |
| TRC090 | 726341 | 6908380 | -60/090 | 139 | 110 | 115 | 5* | 1.03 |
| | | | | | 115 | 120 | 5* | 4.5 |

* Composite samples (currently not re-assayed as 1m intervals)

Data as supplied by Troy Resources NL


GOLD

**APPENDIX 3**
**MONTAGUE GOLD PROJECT**
**SIGNIFICANT DRILLING INTERCEPTS**

| Montague JV RAB Drilling | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Hole ID** | **AMG East** | **AMG North** | **Dip/ Azimuth** | **From (m)** | **To (m)** | **Width (m)** | **Grade g/t** |
| **Airport** | | | | | | | |
| GRB1648 | 751700 | 6964150 | -60/090 | 30 | 44 | 14 | 0.49* |
| GRB1656 | 751250 | 6964832 | -60/180 | 15 | 16 | 1 | 4.88* |
| GRB1659 | 751272 | 6964875 | -60/270 | 20 | 42 | 22 | 1.02* |
| GRB1660 | 751287 | 6964875 | -60/270 | 25 | 45 | 20 | 0.57+ |
| GRB1662 | 751075 | 6965200 | -60/090 | 5 | 15 | 10 | 10.48+ |
| GRB1678 | 751050 | 6966525 | -60/090 | 35 | 40 | 5 | 0.91+ |
| GRB1679 | 751025 | 6966525 | -60/090 | 35 | 40 | 5 | 1.31+ |

* 5 metre composite and split intervals
+ 5 metre composite

Data as supplied by Gateway Mining NL